FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 7, 2013

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

RBS Group notes credit ratings downgrade by S&P

The Royal Bank of Scotland Group plc (the Group) notes the decision by Standard & Poor’s Rating Services (S&P) to downgrade certain of the Group and its core subsidiaries' long-term and short-term credit ratings by one notch.  The subsidiaries impacted are The Royal Bank of Scotland plc, The Royal Bank of Scotland N.V. and National Westminster Bank Plc.  The downgrade reflects the fact that a transitional notch, called a ‘positive transition notch’, that was built into our ratings in late 2011 in recognition of the progress the Group had made in its restructuring has now been removed.  The Group's recent announcement to create an internal bad bank, coupled with S&P’s concerns on execution risk, litigation risk and the potential for conduct related fines has resulted in the removal of this transition notch.  We are not expecting this downgrade to have a material adverse impact on the liquidity of the Group.

Given the neutral stance of the other agencies, we are disappointed with S&P’s decision to downgrade our ratings.

For further information contact:

RBS Group Investor Relations
Greg Case, Head of Debt Investor Relations
+44 20 7672 1759

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.

Date:	November 7, 2013	By:	/s/ C. Visscher
			Name:	C. Visscher
			Title:	Chief Financial Officer